Exhibit 99.1

Puyi Announces Share Exchange Transactions with Certain Shareholders of Fanhua

GUANGZHOU, China, Dec. 27, 2023 (GLOBE NEWSWIRE) -- Puyi Inc. (NASDAQ: PUYI) (“Puyi”), a leading third-party wealth management services provider in China, today announced that it has entered into certain share exchange agreements with certain shareholders of Fanhua Inc. (“Fanhua,” NASDAQ: FANH), including Mr. Yinan Hu, co-chairman and CEO of FANHUA, certain executive officers of Fanhua, certain employees of Fanhua and certain other shareholders (collectively “Fanhua’s Participating Shareholders”). The transaction is expected to close on December 29, 2023, subject to customary closing conditions.

Pursuant to the share exchange agreements, Puyi will issue an aggregate of 284,113,314 ordinary shares of Puyi in exchange for an aggregate of 568,226,628 ordinary shares of Fanhua beneficially owned by Fanhua’s Participating Shareholders. The exchange ratio for the transactions is 2 ordinary shares of Fanhua per Puyi ordinary share. Upon completion of the transactions, Fanhua’s Participating Shareholders will collectively own 76.7% of Puyi’s issued and outstanding equity interests while Puyi will own approximately 50.1% of Fanhua’s issued and outstanding equity interests and become its largest shareholder.

Commenting on the transactions, Mr. Yong Ren, Chief Executive Officer of Puyi said, “These transactions hold milestone significance for Puyi and will create substantial value for our shareholders. It not only underscores our steadfast commitment to providing high-quality, diversified financial products and services for our clients and offering a one-stop support platform for financial advisors but also signifies our unwavering determination to pursue excellence.”

“In the past decades, we have witnessed remarkable achievements by Fanhua as a leading force in the insurance intermediary sector. We believe that Fanhua’s established strategies align closely with the industry’s trend toward specialized and professional wealth advisory services, positioning Fanhua for even greater success in the future. We look forward to a deep collaboration with Fanhua, collectively propelling our business to new heights.”

About Puyi

Established in 2010 and listed on Nasdaq in 2019, Puyi is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Puyi, holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

About Fanhua

Established in 1998, Fanhua is a leading comprehensive financial services provider in China, driven by digital technology and professional expertise, with a focus on delivering family asset allocation services throughout the entire lifecycle for individual clients, while also providing a one-stop support platform for individual agents and sales organizations.

As of September 30, 2023, Fanhua’s offline sales service network spans 31 provinces in China, comprising 673 sales service outlets, 91,098 agents, and more than 2,215 claims adjustors. Through proprietary technological tools such as “Lan Zhanggui”, “Fanhua Policy Custody System”, and “RONS DOP”, Fanhua is dedicated to supporting agents in providing convenient services to clients through technological means.

With an integrated online and offline approach, Fanhua has provided services to more than 12 million individual clients. For the nine months ended September 30, of 2023, Fanhua facilitated RMB12.4 billion gross written premiums, with net revenues reaching RMB2.6 billion, net income attributable to shareholders of RMB307.7 million and total assets of RMB4.0 billion.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Puyi uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Puyi’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Puyi’s goals and strategies; Puyi’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Puyi serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Puyi with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Puyi’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Puyi undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Puyi Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com